SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

SEC File Number: 000-24047

CUSIP Number: 377407101

NOTIFICATION OF LATE FILING

(Check one): ☐ Form 10-K  ☐ Form 20-F   ☐ Form 11-K  ☒ Form 10-Q

 ☐ Form 10-D  ☐ Form N-SA  ☐ Form N-CSR

For Period Ended:              March 31, 2025

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ______________________________________________________

PART I

REGISTRATION INFORMATION

Full Name of Registrant:             Glen Burnie Bancorp

Former Name if Applicable:            N/A

Address of Principal Executive Office (Street and Number): 101 Crain Highway, S.E.

City, State and Zip Code: Glen Burnie, Maryland 21061

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report of Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant’s statement or other exhibit required by Rule 12-b-25 (c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why the form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Due to staffing reductions and concurrent regulatory reporting obligations, the Registrant has experienced delays in completing all procedures required by auditing standards. Additional time is needed to complete these procedures.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Jeffrey D. Harris	(410)	768-8883
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes  ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes  ☐ No

If so: attach an explanation of the anticipated change both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Glen Burnie Bancorp

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 15, 2025	By:	/s/ Jeffrey D. Harris
Jeffrey D. Harris
Senior Vice President and
Chief Financial Officer

GLEN BURNIE BANCORP

FORM 12b-25

FISCAL QUARTER ENDED MARCH 31, 2025

PART IV, ITEM 3

The Registrant anticipates higher net income for the fiscal quarter ended March 31, 2025, as compared to net operating results for the prior year’s period. However, inasmuch as the Registrant has not yet completed its financial statements, at this time the Registrant is unable to definitively quantify all of the components of its results of operations.